UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
51845

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jefferson National Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Nationwide Plaza, Mailing Code 1-33-401
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ewan Roswell	800-882-2822	roswele@nationwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

191 W. Nationwide Blvd.	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jennifer Foster-Hardin
Notary Public, State of Ohio
My Commission Expires 11/16/202_

Signature:

Title:
AVP - Finance Controllership

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Jefferson National Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

Columbus, Ohio
March 7, 2022

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

		December 31, 2021
Assets		
Cash	$	97,037
Prepaid expenses		1,676
Total assets	$	98,713
Liabilities and stockholder's equity		
Liabilities		
Payable to affiliates	$	-
Total liabilities	$	-
Stockholder's equity		
Class B Common stock ($0.01 par value, authorized, issued, and outstanding - 100 shares)	$	1
Additional paid-in capital		272,287
Accumulated deficit		(173,575)
Stockholder's equity	$	98,713
Total stockholder's equity	$	98,713

See accompanying notes to the financial statements.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

	Year ended December 31, 2021
Revenues	
Service fees	$ 1,401,127
Total revenues	$ 1,401,127
Expenses	
Variable compensation	$ 1,366,029
General and administrative expenses	35,098
Total expenses	$ 1,401,127
Net income	$ -

See accompanying notes to the financial statements.

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Changes in Stockholder's Equity

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance as of December 31, 2020	$ 1	$ 272,287	$ (173,575)	$ 98,713
Net income	-	-	-	-
Balance as of December 31, 2021	$ 1	$ 272,287	$ (173,575)	$ 98,713

See accompanying notes to the financial statements.

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

		Year ended December 31, 2021
Cash flows from operating activities		
Net income	$	-
Adjustments to net income:		
Decrease in assets:		
Prepaid expenses		268
Decrease in liabilities:		
Payable to affiliates		(175)
Net cash provided by operating activities	$	93
Cash at beginning of year	$	96,944
Cash at end of year	$	97,037

See accompanying notes to the financial statements.

(1) Nature of Operations

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). On March 1, 2017, Nationwide Life Insurance Company ("NLIC") acquired all of the stock of JNF, which became a wholly-owned subsidiary of NLIC. NLIC is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"), a holding company formed by Nationwide Corporation ("Nationwide Corp."), a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). Effective May 1, 2003 and April 17, 2015, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL") and Jefferson National Life Insurance Company of New York ("JNLNY"), respectively. As of these dates, the Company entered into servicing agreements with JNL and JNLNY, where the Company agrees to be the distributor of variable contracts for JNL and JNLNY, and JNL and JNLNY agree that they will reimburse the Company for the costs it incurs to distribute these contracts.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. To qualify for the exemption, the Company's transactions must be limited to trades of redeemable securities, variable annuities or variable life insurance products and the Company must not carry customer funds.

The Company's sole sources of revenue are the servicing agreements with JNL and JNLNY.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus ("COVID-19") a pandemic. The COVID-19 pandemic conditions create financial market volatility and uncertainty regarding whether and when certain customer behaviors will return to historical patterns, including sales of new and retention of existing policies. Although impacting certain sales and revenues, none of the aforementioned items have had a material impact on the overall financial condition of the Company. The extent to which the COVID-19 pandemic may impact the Company's ongoing operations and financial condition will depend on future developments that are evolving and uncertain.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives. The Company is reimbursed for these expenses.

Income Taxes

The Company files with the NMIC consolidated federal income tax return. Members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740 - Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2021 since no uncertain tax positions have been identified.

Recognition of Revenue and Expenses

The Company provides broker-dealer services as a distributor of annuity products on behalf of JNL and JNLNY. This includes sales related revenues, where recognition is based on the underlying sales arrangement, and distribution services, where revenue is recognized as the services are provided. The Company accounts for revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. In accordance with the Company's distribution agreement with JNL and JNLNY, these revenues are determined based on the costs incurred to provide the services. As there is low predictive value to these costs at contract inception, the Company considers the transaction price to be constrained, variable revenue within ASC 606. The uncertainty is dependent on future distribution metrics such as sales and the expenses incurred to provide the distribution services, both of which are highly susceptible to factors outside the Company's influence. Services revenue is not estimable by the Company until distribution metrics are known, which generally occurs monthly. For the year ended December 31, 2021, sales and distribution revenues were $1,366,029 and $35,098, respectively. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2021.

The Company also earns revenues through reimbursements from JNL and JNLNY related to variable commission payments made on behalf of JNL and JNLNY while acting as an agent. The Company accounts for this revenue in accordance with FASB ASC 606. As the Company is not primarily responsible for fulfilling the sales on which these reimbursements are earned, they represent the agent of this relationship and record the associated revenue on a net basis.

All expenses are recognized in the period incurred.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $5,000 at December 31, 2021. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2021, the Company exceeded the FINRA minimum net capital by $92,037. In addition, the Company's aggregate indebtedness was 0% of net capital. As such, both elements of the net capital requirements were met.

(4) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by federal and state regulatory entities, including but not limited to the Department of Labor and the IRS. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(5) Related Party Transactions

As described in Note 2, the Company provides broker-dealer services to JNL and JNLNY. The Company also has entered into cost sharing agreements with NMIC and other affiliates as part of its ongoing operations. Expenses covered under the agreements are subject to allocation among NMIC and those affiliates. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed upon by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed. For the year ended December 31, 2021, these expenses were $35,098 and are reflected in general and administrative expenses. This amount is settled in cash on a monthly basis.

Also described in Note 2, the Company has agreements with JNL and JNLNY to make variable commission payments on behalf of JNL and JNLNY. For the year ended December 31, 2021, variable commission payments made on behalf of JNL and JNLNY and reimbursements received from JNL and JNLNY were $624,454 and are presented net in the Statement of Operations. This amount is settled in cash on a monthly basis.

As of December 31, 2021, the Payable to affiliates was $0. The Payable to affiliates is settled in cash on a monthly basis.

(6) Income Taxes

The Company did not have any current or deferred Federal income tax (benefits) expense for the year ended December 31, 2021.

(7) Subsequent Events

The Company evaluated subsequent events through March 7, 2022, the date at which the financial statements were issued, and determined there are no additional items to disclose.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2021

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	98,713
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		98,713
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		98,713
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(1,676)
B. Other (deductions) and/or charges		-
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		97,037
9. Haircuts on securities		-
10. Net capital	$	97,037

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of aggregate indebtedness as defined)	$	-
12. Minimum net capital requirement of reporting broker		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less line 13)		92,037
15. Net capital less greater of 10% of total aggregate indebtedness or 120% of line 12	$	91,037

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	-
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	-
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		0.00%

Schedule of Nonallowable Assets (Line 6A)

Prepaid expenses	$	1,676
Total Line 6A	$	1,676

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2021, which was filed on **January 26, 2022**.

See accompanying report of independent registered public accounting firm.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jefferson National Securities Corporation:

We have reviewed management's statements, included in the accompanying Jefferson National Securities Corporation 2021 Exemption Report (the Exemption Report), in which (1) Jefferson National Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
March 7, 2022

Nationwide® is on your side

Jefferson National Securities Corporation 2021 Exemption Report

Jefferson National Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provision of 17 C.F.R. § 240. 15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k)(1) throughout the recent fiscal year ending December 31, 2021.

Jefferson National Securities Corporation

We, Ewan Roswell and James Rabenstine, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: Ewan Roswell

Title: **AVP, Finance Controllership**
Date: March 7, 2022

By: Jim Rabenstine

Title: **VP, Chief Compliance Officer**
Date: March 7, 2022

One Nationwide Plaza
Columbus, OH 43215-2220